March 24, 2005


Mail Stop 0306


Mr. Robert P. Hickey
President, CEO and CFO
Life Medical Sciences, Inc.
P.O. Box 219
Little Silver, NJ 07739


	RE:	Life Medical Sciences, Inc.
		Form 10-KSB for the Fiscal Year Ended December 31, 2004
		File No. 000-20580

Dear Mr. Hickey:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 8A. Controls and Procedures

1. We note your statement that "the chief executive officer, after evaluating the effectiveness of the Company`s disclosure controls and procedures (as defined in the Securities Exchange Act of 1934 Rules
13a-14(c) and 15-d-14(c)) as of the end of the period covered by this annual report has concluded that as of the Evaluation Date, our disclosure controls and procedures were adequate and designed to ensure that material information relating to us and required to be disclosed in the reports we file or submit to the Securities and Exchange Commission would be made known to him."

* Please revise this disclosure to refer to the correct Exchange
Act
rules governing disclosure controls and procedures, which are Rules
13a-15(e) and 15d-15(e).

* It does not appear that your certifying officer has reached a conclusion that your disclosure controls and procedures are effective. Please revise to address your officer`s conclusions regarding the effectiveness of your disclosure controls and procedures.

* The language that is currently included after the word "adequate" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e)
of the Exchange Act. Please revise your disclosure as previously indicated, and revise to remove this superfluous language. However, if you do not wish to eliminate this language, please revise so that the language that appears after the word "effective" (if you in fact conclude that your disclosure controls and procedures are effective) is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

2. Please revise your disclosure concerning changes in your internal control over financial reporting in Item 8(b) to indicate whether there was any change in your internal control over financial reporting that occurred during the quarter ended December 31, 2004 that has materially affected or is reasonably likely to materially affect your internal control over financial reporting, as required by
Item 308(c) of Regulation S-B as amended effective August 13,
2003.

Statements of Operations and Statements of Cash Flows - Pages F-4 and
F-6

3. It appears that you have accounted for the receipt of funds from
PSE&G in fiscal 2004 and 2003 related to the sale of certain of your net operating losses under the New Jersey Tax Benefit Transfer
Program as a tax benefit.

* Please tell us the accounting guidance that you relied on to record these transactions.

* It appears that you have presented the funds received from the sale of the net operating losses as cash inflows from operations. Given that you have utilized these funds to finance the operations of the business and intend to continue this practice, please tell us why you believe your current presentation is appropriate.

Note C. Acquired Technology - Page F-9

4. Please tell us and revise future filings to disclose how you determined the fair value and the useful lives of the polymer technology assets purchased from Phairson. Please tell us the accounting guidance upon which you based your determination.

5. We note on page F-10 that you granted an option, exercisable for seven years, to purchase up to 100,000 shares of Common Stock at $0.09 per share to Dr. Gere S. diZerega in connection with the acquisition of the polymer technology assets. Please tell us and revise future filings to disclose how you accounted for the grant of these options.

Note F. Stockholders` Equity

(4) Options - Page F-11

6. We note that on April 23, 2004 you granted 50,000 fully-vested options to a former director. Please tell us if you recorded compensation expense related to this option grant.

Exhibit 31.1

7. We note that the certification filed as Exhibit 31.1 to your Form
10-KSB was not in the proper form. The required certification must be in the exact form prescribed; the wording of the required certification may not be changed in any respect. Certain portions of the certification relating to internal control over financial reporting may be omitted as stated in Section III.E. of SEC Release
No. 33-8238.  Accordingly, please file an amendment to your Form
10-
KSB that includes the entire filing together with the certification of your current CEO/CFO in the form currently set forth in Item 601(b)(31) of Regulation S-B.

*    *    *    *

      As appropriate, please amend your December 31, 2004 Form 10-KSB and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


You may contact Tom Dyer, Staff Accountant, at (202) 824-5564 or me at (202) 942-2813 if you have any questions. In this regard, do not hesitate to contact Martin James, the Senior Assistant Chief
Accountant, at (202) 942-1984.

      Sincerely,


							Daniel Gordon
							Branch Chief



??

??

??

??

Mr. Robert P. Hickey
Life Medical Sciences, Inc.
March 24, 2005
Page 5 of 5